UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

IBERDROLA, S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Spain

(Jurisdiction of Subject Company’s Incorporation or Organization)

Iberdrola, S.A.

(Name of Person(s) Furnishing Form)

American Depositary Shares and Ordinary Shares

(Title of Class of Subject Securities)

ADRs CUSIP: (450737101)

Ordinary Shares ISIN: (ES0144580Y14)

(CUSIP Number of Class of Securities (if applicable))

Mr. Mikel Arrieta Garramiola

Iberdrola, S.A.

C/ Cardenal Gardoqui, 8

48008 Bilbao

Telephone: +34 94 466 43 60

Copies to:

Mr. Juan Manuel de Remedios

Latham & Watkins LLP

C/ María de Molina 6

28003 Madrid

Telephone: +34 91 791 5016

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 30, 2011

(Date Tender Offer/Rights Offering Commenced)

Item 1.	Home Jurisdiction Documents

Exhibits Nª 1 to Nº7 contain the information regarding the proposals for the merger between Iberdrola and Iberdrola Renovables. Exhibit A contains the PoA of the signatory person.

Item 2.	Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, is included in Exhibits Nº 1 to Nº 7.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X has been filed by Iberdrola, S.A. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on April 29, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Mr. Mikel Arrieta Garramiola
Authorized signatory
(Name and Title)

April 29, 2011
(Date)

Exhibit Index

Exhibit Number	Description

Exhibit 1	14/04/11 - Call for the General Shareholders’ Meeting of IBERDROLA, S.A. and documentation made available to the shareholders and bondholders of IBERDROLA, S.A. and the legal representatives of its employees (Ref. 142250)

Exhibit 2	12/04/11 - Resolutions adopted by the Board of Directors regarding the call for the General Shareholders’ Meeting

(Ref. 142191)

Exhibit 3	22/03/11 - Approval of the Common Merger Plan by the Boards of Directors of IBERDROLA, S.A. and IBERDROLA RENOVABLES, S.A..

(Ref. 140498)

Exhibit 4	14/03/11 – Share Buy-back Programme of IBERDROLA, S.A. (Ref.. 140497)

Exhibit 5	14/03/11 - Merger Proposal with IBERDROLA RENOVABLES, S.A. (Ref.. 140131)

Exhibit 6	08/03/11 – Presentation Merger Proposal with IBERDROLA RENOVABLES, S.A (Ref.. 139854)

Exhibit 7	08/03/11 - Merger Proposal with IBERDROLA RENOVABLES, S.A. (Ref. 139847)

Exhibit A	Power of Attorney authorized signatory

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